EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 1, 2024

LiquidPiston Inc.

SPV Interests Representing
Up to $4,878,047 of Common Stock
plus an aggregate $121,951.18 in Transaction Fees

LiquidPiston Inc, ("LiquidPiston", the "Company," "we," "us", "Issuer" or "our"), is offering up to $4,878,047 in shares of Common Stock combined with a transaction fee of 2.5% per investment transaction (the "Transaction Fee"), totaling up to $121,951.18 (the "Offering"). The minimum target offering is $11,787.50 (the "Target Amount"), which includes the Transaction Fee. The investment will be made through LiquidPiston 2024 Reg CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Crowdfunding SPV"). Investors in this Offering will own membership interests in the Crowdfunding SPV (the "SPV Interests" or "Securities"), which Crowdfunding SPV will own the corresponding Common Stock issued by the Company. This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by December 31, 2024 (the "Target Date").

Unless the Company raises at least the Target Amount under the Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. Investors who completed the subscription process by December 31, 2024 will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 31, 2024. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The minimum amount of Securities that can be purchased is $1,000.50 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. Additionally, investors will be required to pay the Transaction Fee to the Company to help offset transaction costs equal to two and one half percent (2.5%) per investment (which may be capped or waived by the Company, in its sole and absolute discretion). The Transaction Fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000.50 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("Investors" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Perks

Certain investors in this Offering are eligible to receive bonuses, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional securities for their purchase in addition to merchandise.

At stepped investment levels, the Company plans to offer the following benefits at various levels of investment, which will be represented as additional SPV Interests in the Crowdfunding SPV:

Minimum Dollar Investment	Rewards
$ 2,000	*T-shirt**
$ 5,000	*T-shirt* plus 5% Bonus Shares*
$ 10,000	*T-shirt* plus 7.5% Bonus Shares*
$ 25,000	*T-shirt* plus 10% Bonus Shares*
$ 50,000	*T-shirt* plus 15% Bonus Shares*

* Shipping is free within the continental United States, other investors will be asked to pay shipping. Approximate market value is $10. Perks are expected to be issued upon the completion of the Offering in order to calculate the investment totals. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Company Overview

LiquidPiston's mission is to dramatically improve the efficiency and environmental impact of converting the energy contained in fuels into useful power by developing the industry's most efficient and power dense internal combustion engines (ICEs) as well as hybrid power solutions, while also enabling such engines to run on clean sustainable renewable fuels including low- and no-carbon fuels. Power and energy are essential for virtually all (ground, sea, and air) vehicles and portable power generation. We anticipate that for many decades to come, the world will be largely dependent on fossil fuels, even though we expect and support a concerted move towards electrification and increased use of sustainable renewable fuels. The reality of battery technology is that fossil fuel has approximately 40 - 50 times the energy density of today's best batteries so the battery learning curve will take many decades to even get close to the energy density of fossil fuels. Of the engine solutions available today, the gasoline engine is inefficient; diesel engines are big and heavy; turbine engines are extremely inefficient at small scale (below 500 hp) and all engines produce environmentally harmful emissions.

Our vision is that we can do significantly better by focusing on the fundamental physics of how engines operate. With this guiding vision, we developed an optimized thermodynamic cycle as the thermodynamic cycles used by existing piston and rotary intermittent combustion engines haven't fundamentally changed in over 100 years. When we rethink the cycle, we also have to rethink the engine platform and operation as we know it, because today's piston engines are not able to run this optimized cycle. The result is our X-Engine^{TM} architecture which is quieter, smaller, and lighter than legacy piston engines.

It may seem counter-intuitive to think about potentially investing in ICE technology in the context of a low-carbon economy and world. However, we posit that this effort can have a large impact on reducing fossil fuel usage and CO2 production. For LiquidPiston, changing the ICE paradigm doesn't mean extending ICE usage as the mission; rather, it's about driving energy efficiency, CO2 reduction, vehicle electrification and transition to clean renewable fuels -- effectively hastening the sun-setting of traditional ICEs. We view our technology as complementary to electrification, where compact, lightweight onboard generators can efficiently keep batteries charged, with the main propulsion system taking full advantage of what electrical propulsion has to offer (especially with respect to noise, vibration, and efficiency gains through regenerative braking). "Clean" renewable fuels include for example hydrogen and certain biofuels such as those proposed as Sustainable Aviation Fuel (SAF), which markedly reduce the CO2 impact of the given fuel.

Our business objective is to proliferate the adoption of our technology on a global scale as rapidly as possible with a technology licensing and engineering professional services business model while also providing engines in low volumes and selected demonstrator products (i.e., generators) to prime the market. The sale of a mix of products, recurring royalty licenses, and professional services has the potential to generate superior financial returns as engine deployment volume increases in future years.

Principal Products and Services

We are a technology company, not a high-volume engine manufacturer. We plan to license our technology to partners, while also offering technical engineering consulting services to custom design and develop application-specific engines for our partners and customers, which include engine manufacturers and systems integrators.

Our business model is to design, develop, license, and produce engines, generators, hybrid-electric power solutions, and other fuel energy conversion devices based on our patented technology:

1. Design of bespoke power solutions for partners/customers, on a Non-Recurring Engineering (NRE) professional services basis;

2. License of engine technology to manufacturers, or supply of engines to integrators/OEMs through direct manufacturing, or through manufacturing partnerships and contract manufacturing.

3. The technology may be scalable up to 1000 HP+, enabling LiquidPiston and our partners to serve markets from lawn and garden equipment to range-extended Electric Vehicles to helicopters.

4. Continue to innovate the core engine technology platform. LiquidPiston currently has 96 US and international patents granted/pending; a robust innovation pipeline, and a next generation engine lab prototype.

5. Assemble, test and sell engines for customer piloting needs and facilitate low to medium volume production. We will use contract manufacturers, parts vendors, and machine shops augmented by our in-house machine shop to supply our in-house assembly and test operation. Hybrid approaches are also possible, whereby LiquidPiston manufactures the engine cores, and provides the cores to engine manufacturers which are then integrated into a full engine.

Technology

LiquidPiston develops advanced rotary engines based on the Company's patented thermodynamic cycle and engine architecture, resulting in improved power density and fuel efficiency. The X-Engine's two primary moving parts consist of a rotor and an eccentric shaft. Except for ancillary parts such as injectors, fuel pumps, and oil pumps, there are no other moving parts, making the X-Engine extremely simple and elegant.

Our technology and product development builds on years of prior research and advanced development, with more than $65 million in government- and customer- funded programs, and over $50M invested through Reg CF and Reg A offerings. We have a strong intellectual property position with 96 US and international patents (76 issued or granted, 20 pending) and a rich innovation pipeline.

These efforts have culminated in the X-Engine rotary engine architecture. Compared to piston engines, the rotary X-Engine can be 3-10 times smaller and lighter than a Diesel engine, and up to 2 times more efficient than a small turbine engine. Our X-Engine is also the first rotary engine that can naturally burn heavy fuels (e.g., diesel, jet fuel) using Compression Ignition, which may improve efficiency, as well as significantly easing the logistical burden for military applications, and other applications where Diesel or Jet fuel is more readily available. Initial products will focus on the multi-fuel capability and high power-density of the LPI engine. A pipeline of future innovation and development will complement LPI's mission to increase fuel efficiency and develop optimized hybrid electric power systems. Higher fuel efficiency reduces the wasted energy typically lost through cooling losses and engine exhaust seen in legacy engine designs.

The technology can conceivably scale from 1-1000 hp, potentially displacing most engines in use today. We have demonstrated 3 engine prototype platforms (79cc "X-Mini^{TM}", the 750cc "X-4^{TM}", and the 210cc "XTS-210^{TM}"). The X-Mini has been incorporated into pilot and demonstration systems as described below. We have also worked on four customer-funded development programs, starting with feasibility/pilot studies. Three of the funded concept studies involve engines of different power ranges for aviation auxiliary power and UAV propulsion applications.

Technology use proof points achieved to-date:
- "X-Mini" engine, 26 cc / chamber, Spark Ignited / Multi -fuel (includes diesel, gasoline, kerosene, Jet-A/ JP-8, propane and hydrogen), 2-3kW, air cooled, demonstrated to Technology Readiness Level (TRL) 6;
    - Inserted into 1.5kW hybrid electric generator, prototype delivered and undergoing field testing by the U.S. Army on the M777 Howitzer
    - Inserted into a go-kart vehicle demo
    - Inserted into a 55lb heavy-fueled UAV
    - Inserted into a multi-fueled scooter

- "X-4" engine, 250 cc / chamber, Compression Ignition (Diesel or Jet – A fueled) engine. Demonstrated to TRL 4, including 30kW (net indicated), high-compression ratio up to 26:l, operation up to 7,000 RPM.

- "XTS-210" engine, 25-horsepower, two-stroke, supercharged, 210 cc (70cc / chamber), ultra-portable and configurable for operation in both engine-only and hybrid-electric modes. The engine is liquid-cooled, capable of either Spark-Ignition of Compression-Ignition with heavy- / multi-fuel capability. Targeting first delivery of a prototype engine to US Army in 2024 (Q4).

- 10kW portable genset, high power density, powered by the XTS-210, hybrid-electric configuration, heavy fuel-capable. The generator has been demonstrated up to 8kW in a "breadboard" configuration. We are targeting delivery of the prototype 10kW generator to the US Army in 2025.

Market and Traction

The market for combustion engines is estimated to be worth over $400 billion annually with many accessible application segments which can benefit from the use of LiquidPiston engine technology. These application market segments include, but are not limited to:

- Portable ground electric power generation – military, industrial/commercial, and consumer
- Aviation Auxiliary Power Units (APUs) -- fixed wing aircraft, rotorcraft, and large UAVs; military and commercial
- Direct and hybrid propulsion for UAVs – military and commercial

- Vehicle range extender units for serial hybrid propulsion – ground, air, and marine vehicles; military and commercial
- Powered equipment and tools – e.g., lawn and garden, etc.
- Combined heat and power units – residential and small commercial

For our initial company-building phase, we are focusing on military and aerospace markets, whose propulsion and power generation segments are low volume, high price and value and are a great fit with LiquidPiston's value proposition of high-power density and heavy fuel capability. In subsequent company-building phases, we plan to enter industrial and commercial, marine, urban air mobility, and automotive markets which represent higher volume opportunities and will enable LiquidPiston and our future licensed manufacturing partners to scale operations. With our licensing and professional services business model, we will assign teams of engineers to work with our customers/partners to introduce new engine platforms for virtually any segment of the engine market.

The US military is an initial customer and market for our engines. Beyond being a future customer, the DoD has invested significantly in the technology through various R&D contracts, awarding LiquidPiston contracts to develop and test engines, generators, and hybrid electric power systems for UAVs and Organic Resupply Buses (ORBs). LiquidPiston has already engaged with DARPA and various groups within the U.S. Army and Air Force on multiple Phase I, II and IIb Small Business Innovation Research (SBIR) Phase II contracts, as well as other development programs, with combined efforts totaling approximately $ 30M through 2024 . In October, 2023 the Company was awarded a three-year $35 million contract by the US Air Force to support a new larger engine and hybrid power system development. The contract was awarded by AFWERX, a Technology Directorate within the Air Force Research Laboratory, in partnership with AFLCMC, the U.S. Air Force Life Cycle Management Center. The Company expects to expend a significant portion of this offering's fundraise on technology and company-building activities which support our current and future Air Force and other DoD contracts for advanced power systems development. Our current customer pipeline, if converted into customer-sponsored development programs which result in those customers commercializing systems using our engines, could support significant revenue growth for LiquidPiston engineering services and technology licenses.

Competitors and Industry

Competitors

There are other early-stage companies seeking to develop combustion engines. Most of them focus on relatively large engines because they are going after the automotive and trucking industry, which is worth hundreds of billions of dollars. But even a very good, proven technology can take about 20 years to be adopted into the general automotive space, which is why we are focusing on other market segments such as generators, auxiliary power supplies and UAV propulsion.

Competitive Advantage

We are currently focused on non-automotive markets requiring much smaller engines, with less development and a shorter design-in cycle. Longer term, we see a lot of room for growth even within the automotive industry as more and more vehicles electrify and evolve to self-driving vehicles. We anticipate that by then, a substantial segment of the automotive market should be looking for lighter vehicles and smaller efficient engines for range-extender applications. Recent automotive market trends indicate a rapidly growing demand for hybrid electric vehicles.

We believe that our rotary engines represent the first major disruption to engine technology in over a century. To our knowledge, we are one of the only companies in the world developing engines based on a disruptive, optimized thermodynamic cycle. Other companies are focused on incrementally improving cycles first commercialized in the late 1800s. When fully developed, our engines are expected to offer size and weight advantages, with potential for significantly increased range and reduced CO_2 emissions compared to older piston engine technology. Our technology can also be a key enabler for the broad adoption of electric vehicles. When used in conjunction with electric propulsion in a hybrid configuration, the LiquidPiston engines allow more range for an electric vehicle, while using smaller, lighter, more cost-effective batteries. We are maintaining a sustainable competitive advantage based on our ever-increasing IP (patents and know-how) and being the knowledge base and "clearinghouse" of all learning associated with our core engine technology.

Industry

The global internal combustion engine market is estimated to be greater than $400 billion. About 75% of that is automotive and trucks, which still leaves over $100 billion for other applications. That non-automotive market is where we currently plan to enter – i.e., generators, Uncrewed Aerial Vehicle (UAV) direct and hybrid electric propulsion, and aviation and land vehicle auxiliary power units.

Longer-term, LiquidPiston plans to be in the range-extender engine market as the automotive industry increasingly becomes hybrid electric and we achieve a higher manufacturing volume and lower per unit cost point. Our power density will make our engine an ideal fit for that application.

Intellectual Property

We have applied for 96 patents, of which 76 have been issued or allowed, and 20 are pending.

Manufacturing and Suppliers

We use a variety of suppliers for parts, machining, and treatment processes. These vendors are mostly US-based. To date, LiquidPiston has been performing engine assembly and testing in-house and has recently expanded our in-house machine shop with state-of-the art machine tools in a new facility.

THE TEAM

Officers and Directors:

Alexander Shkolnik, CEO, President and Director

Alexander Shkolnik cofounded LiquidPiston in 2004, and has been the CEO and President of the Company since 2011. He has managed teams of engineers in both academic and startup environments. He is co-inventor of the X-Engine, and as CEO he is responsible for business partnerships and setting the strategic direction of the Company. He has 26 publications, and 37 issued / 11 pending patents. Prior to joining the Company, Alexander was a Postdoctoral Research Scientist at the Massachusetts Institute of Technology (MIT) (2010-2011), and prior to that he was a Research Assistant at MIT in the Robot Locomotion Group, part of the Computer Science and Artificial Intelligence Lab (CSAIL) at MIT. Alexander was a National Science Foundation (NSF) Graduate Research Fellow (2003-2006), and an NSF/JSPS EAPSI fellow (2007). He holds BS and MS degrees in Computer Science and Mathematics, as well as a BS in Neuroscience and Behavioral Biology from Emory University. He conducted his Master's thesis research at the NeuroEngineering lab at Georgia Tech (joint program with Emory). He also holds a PhD in Computer Science/Artificial Intelligence from MIT. Alexander is the son of Nikolay Shkolnik.

Nikolay Shkolnik, CTO, Vice President and Director

Nikolay Shkolnik co-founded LiquidPiston in 2004 and has been its CTO and Vice President of Research and Development. Nikolay leads the innovation group within LiquidPiston, and helps set technical direction, and also manages the Company's patent portfolio. He is an experienced clean energy program manager and innovator, with expertise in leading engineering and scientific teams toward the solutions of complex technical problems. Prior to LiquidPiston, Nikolay worked as the Clean Energy Program Director from 2001 until 2006 at GEN3, a Company that teaches and practices TRIZ (Russian acronym for "Theory of Inventive Problem Solving"). At GEN3, Nikolay helped companies solve challenging engineering problems using the TRIZ methodology, a systematic approach to innovation. Prior to GEN3, Nikolay was a Senior Engineer in the Value Analysis group of Milton Bradley. He also operated two startups, Quest Systems and EosSystems from 1986-1992. Prior to that, he was a Sr. Nuclear Physicist at ABB/Combustion Engineering, 1983-1986. He holds patents in a variety of fields focusing on clean energy, including super-capacitors, fuel cells, and engines. He was awarded the Motorola award for Creativity. He completed coursework towards a degree in Thermodynamics from Kiev Polytechnic Institute before moving to the United States, then finished his studies obtaining an MS and PhD in Physics from University of Connecticut. Nikolay is the father of Alexander Shkolnik.

Per Suneby, Senior VP of Corporate Development and Director

Per Suneby joined the Company in 2016 on a half-time basis as Senior Vice President in charge of Corporate Development. Since 2018, he also serves as part-time SVP of Corporate Development and as a director of Statum Systems, Inc. a company that develops secure messaging services solutions for the health care industry. Per is also the co-founder (in 2015) and Managing Director of Sternhill Associates, a company that provides management consulting and advisory services to young innovation companies. Previously, he was an Entrepreneur-in-Residence and Venture Partner with Flagship Ventures. He was a founding Clean Energy Fellow in 2008, sponsored by the Northeast Clean Energy Council to be immersed in clean energy technologies and government/industry dynamics in order to bring experienced startup executives into the emerging Northeast clean energy cluster. He has a BASc degree in electrical engineering from the University of British Columbia and an MBA from Harvard University.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks related to our business and products

We are an early-stage company and have not generated significant profits.

Although our audited financial statements do not include an explicit "going concern" opinion on our financial statements, the Company may not be able to succeed as a business without additional financing. With the exception of the year ended December 31, 2017, we incurred losses from operations and have had negative cash flows from operating activities since our inception through the year ended December 31, 2021. For the year ended December 31, 2022, we posted our first operating profit and positive cash flow from operations since 2017. The Company's current operating plan indicates that it will likely continue to operate near break-even in the near-term, with similar cash flows from operating activities given ongoing expenditures, completion of its current ongoing research and development activities, and the acquisition of new contracts.

While the Company has recently signed several agreements / contracts with the Government, revenue from these programs is based on milestone execution, and there is no guarantee that the Company will fulfill these milestones, nor to fulfill these milestones without exceeding the value of the contract, i.e. we may incur a loss to fulfill the obligations of the agreements. There is also no guarantee of future revenue, and our business model anticipates additional government funding or fundraising proceeds.

The Company has a limited operating history and is unlikely to be able to pay dividends in the near future.

The Company is in development stages of its technology, and therefore has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with relatively new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LiquidPiston has operated near break-even in the last two fiscal years. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

We operate in a highly competitive market against businesses that are more established.

We expect competition to emerge both from existing and new companies. Our technology has patent-protected attributes which offer certain performance and economic benefits to customers based on what we currently know about the industry and competitors. Some of our competitors will have greater financial means and marketing/sales and human resources than we do. Some competitors may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue and may intensify. Additionally, the combustion engine market is generally conservative, and LiquidPiston seeks to enter the market through partnerships with manufacturers and system integrators. There are significant barriers to entry for a new combustion engine to be introduced to the market, as it takes significant time, funding, and requires compliance with regulations and customer demands. Our strategy of focusing initially on low volume applications, as well as partnering, is expected to reduce the funding required as we will rely on partners that have the sales, distributions, manufacturing, and service capabilities that we can leverage. Such an approach has a risk that partners may be conservative and unwilling to be an early adopter of a new technology.

We may never have an operational product or service.

It is possible that there may never be a commercially operational X-Engine or that the product may never be used to engage in commercial transactions. It is possible that the failure to release the product is the result of a change in business model due to the Company making a determination that the business model needs to be changed, or some other external factor not in the Company's control. We cannot guarantee that any changes to our business model will be in the best interest of the Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured prototypes for our X-Engines. Delays or cost overruns in the development of our X-Engines and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. The mature engine may not be as efficient, powerful, light, cost-effective, reliable or durable as initially projected or as required by the market. The engine may fail to meet environmental operability or other qualification standards for insertion into an application. Any of these events could materially and adversely affect our operating performance and results of operations.

Our new product could fail to achieve our sales projections.

Our growth projections are based on the assumptions that our engine technology can be successfully industrialized, manufactured, sold and supported. We assume that we will be successful in developing partnerships that will financially support the development of engines for their application markets and industrialize, manufacture and support commercial engines on a contract manufacturing or license basis. It is possible that our engines will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We cannot assure you that we will effectively manage our growth.

The scope and complexity of our business and our employee headcount have increased and we expect will continue to increase significantly for the foreseeable future. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing relationships with multiple users, distributors, vendors, and other third parties. In the event of continued growth of the Company's operations or in the number of our third-party relationships, our information technology systems or internal controls and procedures may not be adequate to support our operations. We must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and have to implement more complex organizational management structures, we may find it increasingly difficult to maintain adequate oversight. This could negatively affect our business performance.

The loss of one or more of LiquidPiston's key personnel, or LiquidPiston's failure to attract and retain other highly qualified personnel in the future, could harm our business.

LiquidPiston currently depends on the continued services and performance of key members of its management team. The loss of key personnel could disrupt our operations and have an adverse effect on our business. As we continue to grow, we cannot guarantee that we will continue to attract the personnel the Company needs to maintain its competitive position. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing key personnel, we may be unable to grow effectively.

Our costs may grow more quickly than our revenues, harming our business and profitability.

Delivering LiquidPiston's products is costly because of our research and development expenses and need for employees with specialized skills. We expect our expenses to continue to increase in the future as we continue to expand our product offerings and will need to hire additional employees. Our expenses or the time to market may be greater than we anticipate and our investments to make the business more efficient may not be successful. In addition, LiquidPiston may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, systems integration specialists and other partners we may rely on for commercializing our engine such as public relations and marketing, and distribution firms. There are many available providers of public relations, marketing and services which are used by many firms as a normal mode of operations and we do not expect any significant risks to the Company from either the availability or performance of such service providers. Quality and timeliness of machine shops and parts suppliers is critical to our ability to build prototypes for development, internal testing, and customers as well as low quantities of commercial products supplied directly by LiquidPiston to those customers. We have had a successful relationship with Century Tool –

our largest supplier of prototype hardware. A high-quality machine shop like Century Tool is crucial to the Company and were we to lose the relationship, it would likely take some time to replace it. For larger quantities of commercial products, our plan is to use manufacturing licensees and contract manufacturers with whom formal contracts have yet to be negotiated. For distribution of larger quantities of engines, we intend to use the manufacturing licensees, systems integrators, and OEMs. Discussions with some of those industry players are currently in the early stages. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Commercialization Risk.

LiquidPiston develops engines and fuel-to-power conversion systems. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small-engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s. If partners do not take on this capital- intensive initiative, the Company would require significant additional financing to bring the engines to market.

We depend on large industrial partners.

The Company's strategy is based on providing engineering services and technology licenses to established companies that can manufacture engines, integrate engines in systems that require engines, and distribute and support the engines and systems. We may not be able to consummate such strategic partnering agreements with supply chain and go-to-market partners, which could seriously limit or delay our revenue growth and profitability.

As a growing company, we have to develop effective financial and operational processes and controls.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out with the support of third-party professional services firms. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action, and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

Risks related to Intellectual Property and Government Regulation

We have existing patents that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. LiquidPiston has 96 patents (US and International), granted and pending. Additionally, the Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable assets of the Company is our intellectual property portfolio. The Company intends to continue to aggressively develop new intellectual property. Our competitors may attempt to misappropriate or violate intellectual property rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations, within the constraints of our available resources. It is important to note that unforeseeable costs associated with such practices may consume a significant portion of our capital, which could negatively affect our research and development efforts and our business, in general.

We have pending patent approvals that might be vulnerable.

The Company needs to continuously register new patents and other intellectual property protections. Some of our intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not currently or in the future be registered with the proper authorities. Our competitors may attempt to register our intellectual property as their own or take advantage of the lack of protections. Any unforeseeable costs associated with protecting ourselves from such practices may negatively affect our financial condition and operations.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Although the Company focuses on broad IP development and uses a leading IP law firm as part of its robust process, intellectual property is a complex field of law subject to significant uncertainties. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents protection without obtaining a sublicense, it is likely that the Company's value may be materially and adversely impacted. This could also impair LiquidPiston's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company's ability to generate revenues and profits will be negatively impacted.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Patent, trademark and copyright litigation is extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to develop and sell our product or services is dependent on US and international government regulations which can be subject to change at any time.

Our products will be subject to environmental (e.g., emissions) regulations issued and enforced by the US Environmental Protection Agency's (EPA) and equivalent agencies in other countries.

For certain applications (e.g., Aviation) there will be additional performance, reliability, and safety certification requirements that our products must meet in order to be used by systems integrators and operators for those applications. Our ability to sell products for certain applications is or may be dependent on government regulation, such as the State Department, the Department of Commerce and other relevant government laws and regulations, especially concerning exports of certain product which may have military applications, subject to International Traffic in Arms Regulation (ITAR). The laws and regulations concerning the development, selling and use of our product may be subject to change and if they do then the selling of product or service may no longer be in the best interest of the Company. At such point the Company may no longer want to sell products or services into selected markets and your investment in the Company may be negatively affected.

Risks related to the Offering

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in LiquidPiston Reg CF 2024 SPV, LLC, becoming a member of LiquidPiston Reg CF 2024 SPV, LLC, and with the money you pay for the SPV Interests, LiquidPiston Reg CF 2024 SPV, LLC will buy shares of our Common Stock. A condition to using an SPV is that the SPV pass on the same economic and governance rights of the Common Stock that it holds. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on the Company, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered and Rights of the Securities of the Company". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

We expect to raise additional capital through equity offerings and to provide our employees with equity incentives. Therefore, your ownership interest in LiquidPiston is likely to continue to be diluted.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the shares of Common Stock we are offering now, the Company will possibly need to raise more funds in the future, and if it cannot get them, we may fail. LiquidPiston may offer additional shares of its Common Stock and/or other classes of equity or debt that convert into shares of Common Stock, any of which offerings would dilute the ownership percentage of investors in this offering. See "Dilution".

The Company is controlled by its founders.

The Company's founders, Alexander Shkolnik and Nikolay Shkolnik, together currently hold a majority of the Company's Common Stock, and at the conclusion of this offering will continue to hold a majority of the Company's voting stock. In addition, the Company's CEO holds an irrevocable proxy granted to him by investors who purchased securities in the Company's

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Regulation Crowdfunding offerings, in private placements of Common Stock and convertible securities and in the Company's Regulation A Offerings and will be granted an irrevocable proxy by investors in this offering. As a result, investors in this offering will not have the ability to control or influence a vote of the stockholders and the Company's founders will continue to retain the vast majority of voting control.

We are offering a discount on our stock price to some investors in this offering.

Investors in this offering who invest at certain levels are entitled to receive additional membership interests in the Crowdfunding SPV representing shares of Common Stock ("B onus Shares") resulting in a discount to the price paid by such investors in this offering; see "Perks." Therefore, the value of securities of investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the Company that is represented by SPV Interests.

Investors will have no ability to impact or otherwise influence corporate decisions of the Company.

The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO to vote their shares of Common Stock, should investors in the offering become direct holders of the Company's Common Stock, and any other securities of the Company that they may acquire on all matters put to a vote of the stockholders. Furthermore, transferees of the investors party to the subscription agreement must agree to be bound by the terms of the proxy.

Your ability to transfer your shares may be limited.

The subscription agreement that investors will execute in connection with this offering contains a "market stand-off" provision applicable to shares of the Common Stock, should investors in the offering become direct holders of the Company's Common Stock, in the event of an initial public offering ("IPO"), which may limit or delay an investor's ability to transfer shares of Common Stock for a period of time surrounding such an offering. See "Securities Being Offered and Rights of the Securities of the Company – Common Stock – Restrictions on Transfer" for further information.

By purchasing shares in this offering, an investor agrees to waive certain inspection rights set forth in Section 220 of the General Corporation Law of Delaware, which limits such investor's ability to obtain certain corporate information from us.

Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company's stock ledger, list of stockholders, and other books and records and the books and records of a company's subsidiary in certain circumstances. Section 18-305 of the Delaware Limited Liability Company Act allows members of a limited liability company a similar right. The Company's bylaws contain a waiver of inspection rights, and the subscription agreement that investors will sign contains a waiver of inspection rights under both the General Corporation Law of Delaware and the Delaware Limited Liability Company Act. By purchasing securities in this offering, investors agree to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Despite our obligation to publicly file certain reports under Regulation Crowdfunding, such waiver will limit an investor's ability to obtain information from us for certain proper purposes under the General

Corporation Law of Delaware, which may prevent or delay an investor from evaluating our business or such investor's investment in our securities.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

As we have already reached our target amount, we may request that the intermediary instruct the Escrow Agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

No guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Using a credit card to purchase securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Investment Process." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: "Credit Cards and Investments - A Risky Combination," which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will need to keep records of your investment for tax purposes.

If you eventually sell the stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our stock for you (and many brokers refuse to hold securities issued under Regulation Crowdfunding) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Common Stock.

Regulation Crowdfunding securities are restricted to a 12-month lock-up period.

Regulation Crowdfunding securities are restricted to a 12-month lock-up period, and therefore securities in this offering cannot be transferred during this time. This will still apply to the Regulation Crowdfunding securities that are converted into publicly traded shares should such an event take place.

OWNERSHIP AND CAPITAL STRUCTURE

The following table sets out, as of July 29, 2024 the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of each class of the Company's voting securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner [1]	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable			Percent of class
Common [2]	Alexander Shkolnik	8,707,618		8,341,059[3]			91.71%
Common	Nikolay Shkolnik	121,400		–			0.74%
Common	All executive officers and directors as a group (3 people in group)	8,829,018		8,341,059			92.36%
Series Seed-1 Preferred	Colle Capital Partners I LP	22,506					27.73%
Series Seed-1 Preferred	David Cohen	45,012					55.47%
Series Seed-1 Preferred	Henry Zachs	9,739					11.10%
Series Seed-1 Preferred	All executive officers and directors as a group (3 people in group)	0		0			0

[1] The address for all beneficial owners is 1292a Blue Hills Avenue, Bloomfield, CT 06002

[2] Alexander is the founder and CEO of LiquidPiston. 2,151,360 shares are held by the Lauren E. Shkolnik Irrevocable Trust-2020 for the benefit of Alexander Shkolnik and his descendants. Lauren is Alexander's wife. An additional 2,500,000 shares are held by the Alexander Shkolnik Irrevocable Trust-2020, where Lauren and Alexander's descendants are beneficiaries. Alexander has the ability to remove and name a trustee of this trust. 1,616,958 shares are held by the Valentina Shkolnik Irrevocable Trust-2020 for the benefit of Nikolay Shkolnik and his descendants, including Alexander Shkolnik. Valentina is Nikolay's wife, and Alexander is his son. Nikolay is the founder and CTO / VP of Engineering of LiquidPiston, an additional 2,439,300 shares are held by the Nikolay Shkolnik Irrevocable Trust-2020, where Valentina, and Nikolay's descendants, are beneficiaries. Alexander Shkolnik is the voting trustee on behalf of LiquidPiston's shares in both of these trusts.

[3] Represents shares issued in Regulation Crowdfunding and Regulation D and Regulation A offerings in which the investors granted Alexander Shkolnik, as CEO of the Company, an irrevocable proxy to vote their shares.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. For a complete description of LiquidPiston's capital stock, you should refer to the Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The authorized capital stock of the Company consists of two classes designated, respectively, Common Stock, $0.0001 par value per share, and Preferred Stock, $0.0001 par value per share. The authorized capital stock consists of 25,000,000 shares of Common Stock and 200,000 shares of Preferred Stock, of which 82,258 are designated as "Series Seed-1 Preferred Stock", convertible at a 10:1 ratio into Common Stock, and 111,895 are undesignated Preferred Stock. As of July 29, 2024 the outstanding capital stock included 18,590,445 shares of Common Stock and 82,258 shares of Series Seed-1 Preferred Stock, and the total number of options and restricted stock issued under the 2016 Stock Plan was 1,357,963.

The investment will be made through LiquidPiston 2024 Reg CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in shares of Common Stock issued by the Company. The Crowdfunding SPV will be the legal owner of the Common Stock. Investors in this offering will own membership interests in the Crowdfunding SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the shares of Common Stock as if they had invested directly with the Company.

Common Stock

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds.

Voting Rights; Proxy

Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock. The CEO was granted a similar proxy over an additional 8,341,059 shares of Common Stock issued previously.

Right to Receive Liquidation Distributions

Common stockholders are entitled to liquidation payments after holders of the Preferred Stock have been paid in full from any remaining available proceeds. Any payments shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Restrictions on Transfer

The subscription agreement that investors will execute in connection with this offering contains a "market stand-off" provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the IPO and ending on the date specified by the Company and the managing underwriter of the IPO, investors agree not to transfer any shares of Common Stock, or other securities of the Company held by the investor, or securities convertible or exercisable or exchangeable for Common Stock without the prior written consent of the managing underwriter. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to affect the market stand-off.

Preferred Stock

Though we currently have no plans to issue any additional shares of Preferred Stock, upon the initial closing of this offering and the filing of our Amended and Restated Certificate of Incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to 111,895 shares of Preferred Stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as our board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

- diluting the voting power of the holders of common stock; reducing the likelihood that holders of common stock will receive dividend payments;

- reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

- delaying, deterring, or preventing a change-in-control or other corporate takeover.

Series Seed-1 Preferred Stock

82,258 shares of the authorized Preferred Stock of the Company are designated "Series Seed-1 Preferred Stock". The "Series Seed-1 Original Issue Price" means $12.07 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. Series Seed-1 is convertible into 10 shares of common stock, as described below.

Dividend Rights

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of each series of Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of such series of Preferred Stock as calculated in the Company's Amended and Restated Certificate of Incorporation.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion Rights

Shares of Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the Company's Common Stock at the then-applicable conversion rate. Initially, the conversion rate for each share of Preferred Stock was one share of Common Stock per share of Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock.

Additionally, each share of Preferred Stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act or upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class and on an as-converted basis. The shares will convert in the same manner as a voluntary conversion.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or certain other events (each a "Deemed Liquidation Event") such as the sale or merger of the Company, as further set forth in the Amended and Restated Certificate of Incorporation, all holders of Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock. Holders of Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Applicable Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like (the "liquidation preference") plus any declared but unpaid dividends with respect to such shares or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. Initially, the liquidation preferences for each share of Series Seed-1 Preferred Stock is the Series Seed-1 Original Issue Price.

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the assets (or the consideration received in a transaction) that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

An investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:
 • In an IPO;
 • To the Company;
 • To an accredited investor; and
 • To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

In addition, transfers are subject to contractual restrictions under the Operating Agreement of the Crowdfunding SPV and pursuant to the market stand-off provision in the subscription agreement in the event investors in the Offering become direct holders of the Company's Common Stock.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Common Stock
Final amount sold:$22,800,062.31
Use of proceeds: The primary use of the proceeds have been to continue funding the engine development, new test cell/lab equipment, as well as manufacturing readiness. Dealer and marketing fees, patent/legal/other G&A expenses, contingency and share buy-back.
Date: 2022-2023
Offering exemption relied upon: Reg A

Type of security sold: Common Stock
Final amount sold: $13,246,470
Use of proceeds: The primary use of the proceeds have been to continue funding the engine development, new test cell/lab equipment, as well as manufacturing readiness. Dealer and marketing fees, patent/legal/other G&A expenses, contingency and share buy-back.
Date: 2020-2021
Offering exemption relied upon: Reg A

Type of security sold: Common Stock
Final amount sold: $245,747.90
Use of proceeds: The primary use of the proceeds have been to continue funding the engine development, new test cell/lab equipment, as well as manufacturing readiness.
Date: 2021
Offering exemption relied upon: Reg D

Type of security sold: Common Stock
Final amount sold: $50,007.60
Use of proceeds: The primary use of the proceeds have been to continue funding the engine development, new test cell/lab equipment, as well as manufacturing readiness.
Date: 2023
Offering exemption relied upon: Reg D

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this annual report.

LiquidPiston, Inc. was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

With the exception of 2017, we have incurred losses from operations and have had negative cash flows from operating activities since our inception through the year ended December 31, 2021. For the year ended December 31, 2022, we posted our first operating profit and positive cash flows from operations.

In 2023, the Board of Directors unanimously voted in favor of changing its fiscal year end from December 31 to September 30 effective for the nine months ended September 30, 2023. The change in fiscal year end is to more closely align with the year ends of its major customers, the Department of Defense, United States Army, and United States Air Force. For the year ended September 30, 2023, we continued to record an operating profit, while cash flows from operations was negative as the company financed certain contract deliverables, resulting in accrued accounts receivable and other contract assets. The Company's current operating plan for 2024 indicates that it will likely continue to show a small profit or break-even from operating activities given ongoing contract revenues, less anticipated contract related expenditures and ongoing research and development activities.

Results of Operations

Year ended September 30, 2023, compared to unaudited period ended September 30, 2022.

The Company generated revenues totaling $8,170,177 and $5,033,368 for the nine months ended September 30, 2023 and 2022, respectively. Booked revenue increased in 2023 compared to 2022 as work progressed on our new government funded contracts. Cost of revenue increased from $2,485,476 to $3,948,517 for the nine-month periods ended September 30, 2022 and 2023. Costs of revenue consists of engineering and machining labor, benefits and payroll tax expenses, material costs, and subcontract costs and overhead associated with contracts. Contracts in 2023 involved slightly more subcontractors than in the previous year, therefore, some costs as a percentage of billing (allowable under contract) decreased in 2023.

Operating expenses consist of research and development expenses and general and administrative expenses. Research and development expenses totaled $2,103,623 and $672,837 for the nine-month periods ended September 30, 2023 and 2022, respectively, an increase of $1,430,786, as the Company continued to hire skilled engineers and machinists. Approximately $842,500 of the increase was due to increases in salaries, benefits and payroll taxes. The remainder of the increase was due to increased spending on machinery, parts and consultants. General and administrative expense totaled $1,456,147 for this nine-month period in 2023 and

$1,270,353 in the corresponding period in 2022. The increase in general and administrative expense was a result of increased costs specifically in administrative payroll, taxes and benefits ($78,450), insurance ($29,225), business development ($51,520) and office expenses and facility expenses ($26,000).

The Company expenses in 2023 included a staff of 34 full time and 1 part time, primarily technical employees (mostly engineers, four full time CNC machinists, three technicians, an office director, an office manager, interns, and Company management including CEO, CTO, SVP of Corporate Development, VP of Engineering, Chief Engineer, and Program Manager). Expenses include salaries, overhead, and also maintenance of a CNC machine shop and two AC motoring dynamometer test cells. The Company incurs significant expense in machining outsourced parts to support its prototype development efforts.

Other income grew from $308,602, for the first nine months in 2022, compared to $435,760 in the first nine months of 2023. This increase in income was primarily due to interest income received on our holdings in US Treasury Bills and other interest-bearing accounts.

As a result of the foregoing, our net income was $1,093,427 in the nine months ended September 30, 2023 compared to $908,164 in the first nine months of 2022.

Liquidity and Capital Resources

As of September 30, 2023, the Company had $15,195,507 in cash and cash equivalents on hand, including restricted cash, compared with $10,329,865 at September 30, 2022 (unaudited).

Historical results and cash flows

Between 2020 and 2023 the company was awarded more than 10 contracts with the DoD, totaling over $20M in expected milestone payments for achieving certain R&D program milestones over a two-three year period. In September 2023 the Company was awarded a three-year $35 million contract to support engine and hybrid power system development. The contract was awarded by AFWERX, a Technology Directorate within the Air Force Research Laboratory, in partnership with AFLCMC, the U.S. Air Force Life Cycle Management Center. Aside from these revenue streams, LiquidPiston is relying on fundraising, including recent Regulation A Offerings and private placements of equity securities for its continued operations. In addition to these sources, the Company is also working on non-dilutive sources of funding including government contract opportunities and non-recurring engineering development projects reimbursed by customers/partners.

Revenue from government contracts for the nine months ended September 30, 2023, was higher than in 2022, as work on contracts with the DoD and the Army progressed and LiquidPiston successfully met milestone arrangements in the contracts. LiquidPiston continues to seek additional government development funding.

Equity Issuances

In March of 2022 the company authorized and implemented a ten for one split of its common stock.

In October of 2022, we commenced an offering pursuant to Regulation A (the "2022 Regulation A Offering"), with an initial purchase price of $10 per share. In July of 2023, the offering was revised by increasing the price per share to $11.50. This Offering was closed to new subscriptions on October 24, 2023.   In 2022 the Company sold 172,226 shares of common stock for gross proceeds of $1,638,390. During the nine months ended September 30, 2023 the Company sold 1,275,173 shares at $10 per share for gross proceeds of $12,249,650 and 135,672 shares at $11.50 per share for gross proceeds of $1,516,887. Net of selling stockholders, the company proceeds from the 2022 Regulation A Offering was $1,228,892 and $10,324,903, for the twelve-month period ended December 31, 2022 and nine-month period ended September 30, 2023, respectively. In addition, the Company sold 53,827 shares at $10 per share for gross proceeds of $499,270 and 1,308,772 shares at $11.50 per share for gross proceeds of $14,476,307 for the three-month period beginning on October 1, 2023 and ending on December 31, 2023. Net of selling stockholders, company proceeds for this three-month period ending on December 31, 2023 was $11,231,683. In total the Regulation A Offering has raised $22,785,477 net of the selling stockholders.

Indebtedness

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the SBA for an Economic Injury Disaster Loan ("EIDL") in the amount of $150,000 to use as working capital to alleviate economic injury sustained due to COVID-19. Repayment began in July 2021 with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

On January 25, 2021, LiquidPiston entered into an SBA-backed Paycheck Protection Program (PPP) loan in the amount of $284,279. This was the second draw under PPP. The Company applied for forgiveness of this loan and on May 28, 2022, the full amount of the loan was forgiven.

Trend Information

The key trends that could materially affect LiquidPiston's long-term business prospects involve vehicle electrification, the global energy transition to low/no carbon fuels and renewable energy sources, and military technology adoption.

With respect to vehicle electrification, we recognize and support the imperative to electrify as many vehicles (land, air, and marine) as quickly as makes economic, environmental, and functional sense. The fact is that fossil fuel has approximately 40 - 50 times the energy density of today's best batteries so the battery maturation curve will take many decades to even get close. Also, the energy balance and CO_2 production associated with mining and processing of raw materials and production of batteries is not inconsiderable and affects the well/earth-to-scrap/recycle CO_2 breakeven time for a car especially if the source of electrons is coal, oil, or gas (i.e., non-renewables). Getting to renewables and low/no carbon fuels as the major source of electricity is expected to realistically take a very long time.

So, for this indefinite period of time (many decades), we believe that fossil fuels as well as an increasing amount of low carbon fuels are going to be used for a major percentage of transportation vehicles, and Hybrid Electric Vehicles ("HEVs")" will be a significant share of electrified land vehicles even as several countries are putting in place mandates to force this to happen.[1]

The projected a large and rapidly growing HEV share of vehicle propulsion technology presents an opportunity for LiquidPiston to provide efficient, multi-fuel, power-dense internal combustion engines to enable such future HEVs. In addition, fossil fuel-based propulsion and power generation is likely to remain dominant not just in the United States, but also in many developing countries for a long time due to infrastructure and economic constraints. LiquidPiston's technology provides an opportunity to field a smaller, more efficient internal combustion engine (ICE) which is proven to be able to use diesel, gasoline, jet fuel, propane, and hydrogen and can likely be adapted to work on natural gas, renewable natural gas and other low-carbon fuels. This positions LiquidPiston to be a key technology provider anywhere that lightweight efficient engines are useful as range extenders and auxiliary power units (APUs) not only for land vehicles but also aircraft and marine vehicles.

Outside of automotive transportation, there are major industry and government initiatives underway to develop new generations of electric and hybrid electric aircraft. It appears that many military and high-endurance commercial drones will need to go the HEV route because hydrocarbon fuels are significantly more energy-dense than batteries. Urban Air Mobility ("sky cabs") is an emerging new category of urban area transportation vehicles with numerous startups and established aviation and automotive players investing to develop potentially viable solutions with the goal of services being commercially available in some metropolitan areas during this decade. The expectation is there will be some short haul all-electric city "sky cabs" but the serious short-to-regional aircraft players will be hybrid electric for range and safety reasons. If an ICE can come close to small gas turbine power density, is 3- 4 times more efficient, and can use diesel or jet fuels, why not drive the usage of the more efficient technology, thereby saving fuel costs and reducing CO_2 in the process? With respect to larger aircraft, as mentioned above, we are pursuing opportunities for our technology to enable much more efficient on-board auxiliary power which reduces overall fuel consumption and if used as an in-flight supplemental power unit can enable optimization of the main engines (i.e., smaller, less fuel because they are not supplying needs such as auxiliary power or air conditioning). Hybrid electric propulsion is going to an enabling and enduring aspect of aviation electrification.

We anticipate that hybrid electric power generation configurations will become prevalent in many applications because it will make economic and environmental sense. Consider, for example, hybrid electric portable generators (hybrid in the sense that the engine and generator charge a battery which then powers the electronics of whatever system is being powered). LiquidPiston's engine technology enables manufacturers to produce smaller and more efficient generators and other hybrid power systems.

There are some other energy-related trends and country policy decisions which can positively impact customer demand for LiquidPiston-powered products and systems:

- The potential increased use of Compressed Natural Gas ("CNG"), Renewable Natural Gas (RNG), hydrogen, and selected bio-fuels as low carbon fuels. We have demonstrated the use of hydrogen to power a go-kart vehicle demonstrator, as well as propane gaseous fuel, but have yet to test CNG and RNG. We believe, however, that given the design of our

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[1] See https://www.jpmorgan.com/global/research/electric-vehicles

combustion chambers and combustion process, there is no technical reason that we can't efficiently burn CNG, RNG as well as other gaseous fuels. We also believe that liquid biofuels such as Sustainable Aviation Fuel (SAF) will work well with the X-Engine architecture, although we have yet to test them. There is a reasonably strong market and government policy push towards more use of CNG, RNG, hydrogen, SAF and other low carbon fuels for numerous applications, including efficient HEV propulsion for medium-to-long-haul trucking and aviation as examples. Overall, the market transition to greater use of low-carbon fuels represents a market opportunity for LiquidPiston.

- The growing public concern and government policies directed at mitigating and reducing Greenhouse Gas GHG) emissions are expected to result in more stringent emissions certification standards and impact purchase decisions for fossil fuel energy conversion technologies. The impact from dramatically more efficient ICEs can be enormous with widespread adoption of those more efficient ICEs. Transportation contributes at least 15% of global CO_2 production from fossil fuel usage, approximately 25%+ in the US. Out of the approximately 38+ Gigatonnes of fossil fuel CO_2 produced annually, at least 6 Gigatons are due to transportation. If LiquidPiston's technology replaced all legacy ICEs used in transportation, we would see a reduction of ~ 2 Gigatons of CO_2 (which is a 5%+ reduction in global CO_2 produced). The CO_2 reduction will be greater when you add in distributed power generation, pumps/compressors, powered garden tools, etc. We are not projecting that LiquidPiston's technology will replace all legacy ICEs, however we do believe that the potential CO_2 and other GHG reduction from the use of more efficient ICEs will be a positive factor for LiquidPiston's marketing and sales efforts going forward.

Finally, with respect to the ramp up of renewable energy sources such as solar and wind, we agree that government policies and technology scale economics will result in a steady increase in renewable's share of electric power generation, with great disparities between countries and regions. For the electric power generated this way to charge vehicle and other batteries, transmission line capacity and cost-effective grid-scale storage have to be deployed which is a slow, capital-intensive process. The vehicle electrification efficacy of electric energy regardless of source is still limited by the battery vs fuel energy density realities described above. Distributed renewable energy sources will in some instances eliminate or reduce the need for portable gensets which is one of our target application markets; however, fuel-powered gensets will still be required for portable/mobile and temporary applications and locations, as well as locations with limited grid connection or without the resources to build a local renewable electric energy infrastructure.

On the U.S. national security and military front, technology innovation and rapid adoption to maintain military superiority for offensive and defensive purposes is a strategic imperative. The DoD is encouraging and investing in private sector innovation and product development in many areas relevant to LPI's technology, including:

- Autonomous (i.e., uncrewed) vehicles, notably Uncrewed Aerial Systems (UAS). For system weight and mission duration purposes, the propulsion and on-board power generation needs to be hybrid electric because the energy density of hydrocarbon fuels is so much greater than battery technologies currently available and projected to be available over the coming decades

- Smaller, higher power-density electric power generators to provide "Power on the Move" for increasingly distributed, constantly moving military operations

- Auxiliary power units and supplemental power units for crewed vehicles and to support an increasing array of tactical and support systems all of which require increasing amounts of energy to operate

LPI's engine and power system technology are a good fit for these and other DoD technology initiatives, as demonstrated by the Company's recent DoD development contracts.

COVID-19

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

As a result of the pandemic, certain macro-economic trends that are worthy to note include inflation, which was higher than normal with the peak at 9.1% in June 2022, and a general shortage in the labor market, which will make hiring a challenge. While the rate of inflation cooled down significantly to around 3.7% in September 2023, the shortage in the labor market remains an issue. These are challenges that all companies are faced to different degrees, and the Company is taking steps to mitigate. In FY2024 we intend to increase our social media presence and bring on recruiting and public relations specialists to assist in Company recruiting.

USE OF PROCEEDS

If we raise the Target Offering Amount of $11,787.50 we plan to use these proceeds as follows:

- DealMaker Platform Fees – 100%

If we raise the maximum amount of $4,999,998.18, we plan to use these proceeds as follows:

- DealMaker Platform Fees – 10%
- Engine development and qualification 60%
- Facilities and infrastructure - 15%
- Business development and marketing 15%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Currently, no market exists for the securities.

OTHER INFORMATION

Disqualification
No disqualifying event has been recorded in respect to the Company, the Crowdfunding SPV, nor any of the Company's officers or directors.

Compliance Failure
In 2018, the company raised capital via Regulation Crowdfunding and provided reviewed, unaudited financial statements where audited financial statements were required. Otherwise, the Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters
EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Platform Compensation
As compensation for the services provided by DealMaker Securities LLC, the issuer is required to pay to DealMaker Securities LLC a fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, DealMaker Securities will receive a $12,000 monthly fee. The Company shall levy a two and one half percent (2.5%) ancillary fee ("Transaction Fee") payable by Investors. Intermediary will receive a commission on the Transaction Fee.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than January 28, 2025.

Once posted, the annual report may be found on the Company's website.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation Crowdfunding.

Updates
Updates on the status of this Offering may be found at invest.liquidpiston.com

INVESTMENT PROCESS

Special Purpose Vehicle

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. As an investor in this offering, you will be purchasing membership interests in the Crowdfunding SPV, which will be the entity holding the Common Stock issued by the Company and which will have the rights of a holder of the Common Stock of the Company, pursuant to the subscription agreement attached as an exhibit to this Offering Memorandum. The company formed LiquidPiston 2024 Reg CF SPV, LLC to serve as a crowdfunding vehicle as described by Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9), to facilitate the offering of the Company's securities via Regulation Crowdfunding. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Common Stock as if they had invested directly with the Company.

Rule 3a-9 and the SPV's Operating Agreement require the SPV to be spend all money received to acquire securities of the Company and requires the Company to reimburse all expenses of SPV, including (but not limited to) expenses associated with its formation, operation, or winding up of the Company, expenses associated with the payment of professionals to conduct SPV business, and indemnification payments due from the SPV.

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to December 31, 2024 (the "Offering Deadline"), or such earlier time as such earlier time the Company designates pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply. The Transaction Fee will be applied towards these limits.

Updates

Information regarding updates to the offering and to subscribe can be found at invest.liquidpiston.com.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/

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(Signature)

NAME

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(Name)

TITLE

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/

_____

(Signature)

NAME

_____

(Name)

TITLE

_____

(Title)

DATE

_____

(Date)

/s/

_____

(Signature)

NAME

_____

(Name)

TITLE

(Title)

DATE

(Date)